Exhibit 99.4

CONSENT OF AUTHOR

TO:	Ur-Energy Inc.
British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Securities Commission
Manitoba Securities Commission
Ontario Securities Commission
United States Securities and Exchange Commission

AND TO:	Toronto Stock Exchange
NYSE Amex

RE:	Ur-Energy Inc. (“Ur-Energy”) - Consent under National Instrument 43-101

Reference is made to the technical report (the “Technical Report”) entitled “NI 43-101 Preliminary Assessment for the Lost Creek Project Sweetwater County, Wyoming,” (April 2008) which the undersigned has prepared for Ur-Energy.

I have reviewed and approved the summary of and extract from the Technical Report prepared to be filed with the Annual Report on Form 20-F (Annual Information Form) of Ur-Energy (fiscal year ended December 31, 2009) and confirm that the summary and extract fairly and accurately represents the information in the Technical Report.  I hereby consent to the written disclosure of my name, and reference to and incorporation by reference of, the Technical Report in the public filing of the Annual Report on Form 20-F (Annual Information Form) of Ur-Energy with the regulatory authorities referred to above.  I further consent to the incorporation by reference into Registration Statement No. 333-153098 on Form S-8 of the Technical Report.

I certify that I have reviewed the Annual Report on Form 20-F (Annual Information Form) being filed and I do not have any reason to believe that there are any misrepresentations in the information contained therein that are derived from the Technical Report or that are within my knowledge as a result of the services performed by me in connection with the Technical Report.

Dated:  March 10, 2010

/s/ John I. Kyle
John I. Kyle, P.E., Vice President
Lyntek Incorporated